CARL C. ICAHN
767 Fifth Avenue, 47th Floor
New York, NY 10153

July 12, 2012

Via Email and Federal Express

Non-Management Members
Board of Directors
Forest Laboratories, Inc.
909 Third Avenue
New York, NY  10022

To the Non-Management Members of the Forest Labs Board:

I am appealing to you directly because to date my overtures to Howard Solomon have fallen on deaf ears.  I am concerned that we are reaching a precipice in this proxy contest from which an amicable solution is no longer possible.  And while I believe I will prevail in this proxy contest, the one thing that Howard Solomon and I do agree on, is that we both believe that an amicable solution would best serve all shareholders and would avoid a great deal of distraction and expenses for the company. Perhaps you were not informed by Howard Solomon (although he stated otherwise) that before putting together a slate I sought to avoid a proxy contest by having you add Eric Ende and Daniel Ninivaggi to the Board, both very well qualified individuals.  After Howard summarily rejected this request, I expressed a willingness to add those two individuals to the Board without removing any of the current Board members.  Yet again, Howard flatly refused claiming that such shareholder representation on the Board would be a “distraction.”  His most recent statement to me was that the dismissal of my request was the will of the Board.  If you are true in your belief that a prolonged proxy contest would be deleterious to Forest (as I am), how can you be so hastily dismissive?  I strongly believe that any properly functioning board with the best interests of shareholders in mind would have quickly sought peace on the terms I outlined above for three simple reasons.

First, as you know, we are your second largest shareholder, owning nearly $1 billion, or 10%, of the Forest Labs stock.  As a large and concerned shareholder, we believe that we are entitled to representation on the Board and would improve the composition and functionality of the Board by bringing an owner’s perspective to the Board.

Second, Forest Labs is at a critical crossroads.  The Board has allowed management to make strategic decisions that have resulted in an over dependence on two drugs that are either off or soon to be off patent and I doubt, along with many analysts, that the current pipeline will be sufficient to pick up the slack.  The fact of the matter is that Forest Lab’s enterprise value has declined by nearly $8 billion, or 55%, during the last 10 years and your own estimates call for an 80% decline in earnings in the current fiscal year. I cannot imagine how things will not get markedly worse when Namenda comes off patent in 2015.  And the recent missteps in both underestimating the effects of the Lexapro patent cliff (which has been looming for years) and missing guidance on the recent launches of Teflaro and Daliresp merely strengthen my conviction that Forest is a company in dire need of help.  Business as usual is no longer adequate.

Third, I have a proven track record of nominating directors to companies that significantly outperform once those nominees are on the board, including specific instances of success in bio-pharma companies.  The share prices of Amylin, Biogen, Genzyme, and Imclone have increased by approximately 174%, 180%, 48%, and 132%, respectively, since the dates my representatives joined (or announced joining) those boards, meaningfully outperforming the biotech index.  I believe it is without question that my candidates have superior qualifications, would be productive members of the Forest Labs’ Board, and would be a strong force in replicating the stellar results that my nominees have helped to produce in the companies mentioned above.

I believe that Howard has been so dismissive of my request because he has his own agenda.  However, given the stark lack of shareholder representation on the Board, the dire need for better strategic direction at the company and my track record with bio-pharma companies, I cannot fathom any legitimate reasons why you would dismiss my request so offhandedly.  It is very reasonable for a shareholder of my size and with my track record to ask to nominate two persons to a board – one internal and one independent – without seeking the removal of any incumbent directors.  Moreover, in my opinion, the notion that my nominees would be a distraction is a totally unfounded excuse.  In fact, in many instances, my nominees were invited back on boards even after I was no longer active in the company.  IF YOU GRANT ME THIS REPRESENTATION ON THE BOARD, WE CAN QUICKLY AVERT THE CONTINUATION OF A PROLONGED AND CONTENTIOUS PROXY FIGHT AND I AM SURE WE ALL AGREE THAT SUCH A FIGHT WOULD BE EXTREMLEY HARMFUL TO THE COMPANY GIVEN ITS CURRENT CONDITION.

I urge you not to be blinded by ill-placed loyalty to Howard Solomon.  Howard Solomon continues to assert that all is well at the company, assertions he has been making for the past 10 years as the enterprise value of the company continues its tumble.  As I am sure you are aware, each of you owes a fiduciary duty of loyalty and duty of care to the Company and its stockholders.  You owe no such duties to Mr. Solomon personally-- None.  I know several of you have known Howard Solomon for many, many years.  Do not let your personal relationship with Howard Solomon get in the way of what is right for the company and what your fiduciary duties require you to do.

Time is running short.  I hope to hear from you within the next few days.

Sincerely,

/s/ Carl C. Icahn

SECURITY HOLDERS ARE ADVISED TO READ THE PROXY STATEMENT AND OTHER DOCUMENTS RELATED TO THE SOLICITATION OF PROXIES BY CARL C. ICAHN AND HIS AFFILIATES FROM THE STOCKHOLDERS OF FOREST LABORATORIES, INC. FOR USE AT ITS 2012 ANNUAL MEETING WHEN THEY BECOME AVAILABLE BECAUSE THEY WILL CONTAIN IMPORTANT INFORMATION, INCLUDING INFORMATION RELATING TO THE PARTICIPANTS IN SUCH PROXY SOLICITATION. WHEN COMPLETED, A DEFINITIVE PROXY STATEMENT AND A FORM OF PROXY WILL BE MAILED TO STOCKHOLDERS OF FOREST LABORATORIES, INC. AND WILL ALSO BE AVAILABLE AT NO CHARGE AT THE SECURITIES AND EXCHANGE COMMISSION’S WEBSITE AT HTTP://WWW.SEC.GOV.   INFORMATION RELATING TO THE PARTICIPANTS IN SUCH PROXY SOLICITATION IS CONTAINED IN THE AMENDED PRELIMINARY PROXY STATEMENT FILED BY MR. ICAHN AND HIS AFFILIATES ON JULY 11, 2012 (THE “PRELIMINARY PROXY”).  EXCEPT AS OTHERWISE DISCLOSED HEREIN OR IN THE PRELIMINARY PROXY, THE PARTICIPANTS HAVE NO INTEREST IN FOREST LABORATORIES, INC. OTHER THAN THROUGH THE BENEFICIAL OWNERSHIP OF SHARES OF COMMON STOCK, PAR VALUE $0.10 PER SHARE, OF FOREST LABORATORIES, INC., AS DISCLOSED IN THE PRELIMINARY PROXY.  THE PRELIMINARY PROXY IS AVAILABLE AT NO CHARGE AT THE SECURITIES AND EXCHANGE COMMISSION’S WEBSITE AT HTTP://WWW.SEC.GOV.